EXHIBIT 99.1

August 16, 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING CLOSES FINAL TRANCHE OF PRIVATE PLACEMENT FINANCING

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB:BLILF) (FRANKFURT: B6K2) is pleased to announce the closing of the second and final tranche (the "Final Tranche") of the non-brokered private placement (the "Private Placement") announced July 13, 2018. Pursuant to the Final Tranche, Bearing issued a total of 160,000 units (each a "Unit"), at a price of $0.25 per unit for gross proceeds of $40,000. Together with the first tranche of the Private Placement completed on August 8, 2018, an aggregate of 9,130,000 Units were issued pursuant to the Private Placement for gross proceeds of $2,282,500.

The Company intends to use the net proceeds of the Private Placement to fund the acquisition of its previously announced increased ownership in the Maricunga Project (see the Company’s news release dated June 25, 2018) and for working capital.

About Bearing Lithium Corp.

Bearing Lithium Corp. is a lithium-focused mineral exploration and development company. Its primary asset is an 18% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in Q4/2018, have been fully-funded by the earn-in joint-venture partner.

ON BEHALF OF THE BOARD

Signed “Jeremy Poirier”

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved.. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, management’s discretion to reallocate the use of proceeds. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, the Company does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.